Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Synlogic, Inc. (the “Company” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our restated certificate of incorporation and our amended and restated bylaws, both of which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K of which this Exhibit is a part. The summary below is also qualified by provisions of applicable law.

General

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future. All shares of common stock outstanding as of the date of the Company’s Annual Report on Form 10-K are fully paid and nonassessable.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. Our outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, with offices at 6201 15th Avenue, Brooklyn, New York 11219.

Stock Exchange Listing

Our common stock is listed for quotation on The Nasdaq Capital Market under the symbol “SYBX.”

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S

CERTIFICATE OF INCORPORATION AND BYLAWS

Anti-Takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Charter Documents

Our restated certificate of incorporation and amended and restated bylaws divide our board of directors into three classes with staggered three year terms. The provision for a classified board could prevent a party who acquires control of a majority of Synlogic’s outstanding voting stock from obtaining control of the Synlogic Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. Synlogic’s classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Synlogic and could increase the likelihood that incumbent directors will retain their positions. Synlogic’s restated certificate of incorporation provides that, subject to the special rights of holders of one or more series of preferred stock, directors may be removed at any time, but only for cause by the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all outstanding voting stock of Synlogic.

Synlogic’s restated certificate of incorporation provides that certain amendments of Synlogic’s certificate of incorporation and amendments by Synlogic stockholders of Synlogic’s amended and restated bylaws require the approval of at least 66 and 2/3% of the voting power of all outstanding stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Synlogic and could delay changes in management.

Synlogic’s amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Synlogic stockholders, including proposed nominations of persons for election to the Synlogic Board of Directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Synlogic Board of Directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of Synlogic’s amended and restated bylaws in all respects provided that such proposal is properly made in accordance with Rule 14a-8 under the Exchange Act. The amended and restated bylaws do not give the Synlogic Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, Synlogic’s amended and restated bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the potential acquirer’s own slate of directors or otherwise attempting to obtain control of Synlogic.

Synlogic’s amended and restated bylaws provide that a special meeting of Synlogic stockholders may be called at any time by the Synlogic Board of Directors. Because Synlogic stockholders do not have the right to call a special meeting, a Synlogic stockholder cannot force stockholder consideration of a proposal over the opposition of the Synlogic Board of Directors by calling a special meeting of stockholders prior to such time as a majority of the Synlogic Board of Directors believed the matter should be considered and such Synlogic stockholder would only be able to force consideration of such proposal at the next annual meeting, provided that the requestor met the notice requirements. The restriction on the ability of Synlogic stockholders to call a special meeting means that a proposal to replace one or more directors on the Synlogic Board of Directors also could be delayed until the next annual meeting.

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Synlogic’s amended and restated bylaws do not allow stockholders to act by written consent without a meeting. Without the availability of stockholder action by written consent, a holder controlling a majority of Synlogic’s capital stock would not be able to amend Synlogic’s amended and restated bylaws or remove directors without holding a stockholders’ meeting.